Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below)
is made solely by the Offer to Purchase dated November 12, 2004 (the “Offer to Purchase”), the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or an administrative or judicial action pursuant thereto.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
HOME PRODUCTS INTERNATIONAL, INC.
at
$2.25 Net Per Share
by
STORAGE ACQUISITION COMPANY, L.L.C.
a Delaware limited liability company, the members of which are:

EGI-Fund (02-04) Investors, L.L.C.,
Mr. Joseph Gantz,
Walnut Investment Partners, L.P. and
Triyar Storage Investment Company, LLC

     Storage Acquisition Company, L.L.C., a Delaware limited liability company (“Purchaser”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares,” which term includes the associated share purchase rights issued under the Rights Agreement dated as of May 21, 1997, as amended, between Home Products International, Inc. and Mellon Investor Services LLC, f/k/a ChaseMellon Shareholder Services L.L.C. as Rights Agent), of Home Products International, Inc., a Delaware corporation (the “Company”), for $2.25 per Share net to the seller in cash without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together, along with any amendments or supplements thereto, constitute the “Offer”).

     Stockholders who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
TIME, ON MONDAY, DECEMBER 13, 2004, UNLESS THE OFFER IS EXTENDED.

     The Offer is being made pursuant to an Acquisition Agreement (the “Acquisition Agreement”) dated as of October 28, 2004, by and between Purchaser and the Company.

     THE COMPANY’S BOARD OF DIRECTORS, UPON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD COMPRISED OF ALL THE NON-EMPLOYEE MEMBERS OF THE BOARD (THE “SPECIAL COMMITTEE”), HAS APPROVED THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER, HAS DETERMINED THAT THE TERMS AND CONDITIONS OF THE OFFER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY’S STOCKHOLDERS, AND RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     THE ACQUISITION AGREEMENT DOES NOT PROVIDE FOR ANY TRANSACTION (SUCH AS A MERGER OR STOCK SPLIT) TO FOLLOW THE CONSUMMATION OF THE OFFER, AND PURCHASER HAS NO CURRENT INTENT OR PLAN TO CONDUCT ANY TRANSACTION AS A RESULT OF WHICH ANY SHARES NOT PURCHASED IN THE OFFER WOULD BE ACQUIRED, AT THE OFFER PRICE OR OTHERWISE. ACCORDINGLY, STOCKHOLDERS WHOSE SHARES ARE NOT ACQUIRED IN THE OFFER WILL, IF THE OFFER IS CONSUMMATED, RETAIN THEIR SHARES AND CONTINUE TO BE STOCKHOLDERS IN THE COMPANY, WHICH WILL BE CONTROLLED BY PURCHASER AND WHOSE BOARD WILL CONSIST ENTIRELY OF PURCHASER’S DESIGNEES (A MAJORITY OF WHOM WILL BE NAMED BY MR. GANTZ, WHO IS A MEMBER OF THE OFFEROR GROUP). FOLLOWING THE CONSUMMATION OF THE OFFER, PURCHASER INTENDS TO CAUSE THE COMPANY, IF ELIGIBLE, TO DEREGISTER THE SHARES WITH THE SECURITIES AND EXCHANGE COMMISSION AND, IN ANY EVENT, VOLUNTARILY TO DELIST FROM THE NASDAQ SMALLCAP MARKET, WITH THE RESULT, AMONG OTHER THINGS, OF SUBSTANTIALLY DECREASING THE LIQUIDITY OF THE SHARES.

     The Offer is conditioned upon, among other things, there being validly tendered, and not withdrawn prior to the Expiration Date (as defined below), that number of Shares that would constitute at least eighty percent (80%) of the Shares outstanding immediately prior to the first acceptance for payment of Shares tendered pursuant to the Offer and not held by any member of the Filing Group (as defined in the Introduction Section of the Offer to Purchase) (determined on a primary basis, without giving effect to the exercise or conversion of any then-outstanding options, warrants, or other rights to acquire, or securities convertible into or exercisable for, Shares). The Offer is also subject to other terms and conditions described in Section 14 of the Offer to Purchase.

     Mesirow Financial, Inc., the Company’s financial advisor, has delivered to the Special Committee its written opinion dated October 28, 2004, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the consideration to be received by the Company’s stockholders in the Offer is fair, from a financial point of view, to such stockholders. A copy of the written opinion of Mesirow Financial, Inc. is contained in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which is being furnished to the Company’s stockholders concurrently with the Offer to Purchase.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Mellon Investor Services LLC (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders whose Shares have been accepted for payment. In no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for (or a timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“the Book-Entry Transfer Facility”) with respect to) such Shares, (ii) a Letter of Transmittal (or photocopy thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 10, 2005, as described in Section 4 of the Offer to Purchase.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on the particular certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares or must otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date or during a subsequent offering period if one is provided.

     The term “Expiration Date” means 5:00 p.m., New York City time, on December 13, 2004, unless and until Purchaser, in accordance with the terms of the Acquisition Agreement, extends the period for which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date on which the Offer, as so extended, expires.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. None of Purchaser, the Depositary nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

     Subject to the terms of the Acquisition Agreement, Purchaser shall extend the Offer for the shortest time periods that it reasonably believes are necessary in one or more such periods, if any, to satisfy one or more of the specified conditions to the Offer that have not been satisfied, until such condition or conditions have been satisfied, subject to an outside date of March 31, 2005, after which either party to the Acquisition Agreement may terminate the agreement. If less than 85% of the Shares outstanding (on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into Shares) and not held by any member of a Filing Group have been tendered and not withdrawn at the time the Offer expires, Purchaser may, without the consent of the Company, extend the Offer for up to 10 business days. Purchaser may also provide for a subsequent offering period of up to 10 business days after the first acceptance for payment of Shares tendered pursuant to the Offer. Oral or written notice of any extension of the Expiration Date or the provision of a subsequent offering period would be given to the Depositary and a public announcement would be made by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During an extension, all Shares previously tendered and not withdrawn would remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder’s Shares. During a subsequent offering period, stockholders would not be able to withdraw any of the Shares that were already tendered, nor any of the Shares that were tendered during the subsequent offering period.

     The receipt by a stockholder of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes, and may also be a taxable transaction under applicable state, local or foreign tax laws. All stockholders are urged to consult with their own tax advisors as to the particular tax consequences to them of the Offer.

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     The Company has provided Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. Using these labels and lists, the Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares, will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on these lists for subsequent transmittal to beneficial owners of Shares, and may be mailed directly to beneficial owners.

     The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

     Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and any other tender offer documents may be directed to the Information Agent at its telephone number and location listed below, and copies will be furnished at Purchaser’s expense. Purchaser will not pay fees to any broker or dealer or other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
Call Collect (212) 929-5500
Email: proxy@mackenziepartners.com
or
Call Toll-Free (800) 322-2885

November 12, 2004